EXHIBIT 99.7

Fact Sheet – Consolidated Financial data, First Quarter, 2005-06

Infosys

**Profit and Loss Account summary for the Quarter ended**

**(Consolidated as per Indian GAAP)**

*In Rs. crore, except per share data*

| Particulars | June 30, 2005 | June 30, 2004 | Growth (%) | March 31, 2005 | Growth % in Q1 FY 2006 over Q4 FY 2005 |
|---|---|---|---|---|---|
| Income from software services, products and business process management | 2,071.59 | 1,517.38 | 36.52 | 1,987.32 | 4.24 |
| Software development and business process management expenses | 1,104.44 | 805.22 | 37.16 | 1,041.31 | 6.06 |
| **GROSS PROFIT** | **967.15** | **712.16** | **35.81** | **946.01** | **2.23** |
| Selling and marketing expenses | 141.46 | 105.21 | 34.45 | 116.70 | 21.22 |
| General and administration expenses | 161.88 | 117.68 | 37.56 | 162.60 | (0.44) |
| | **303.34** | **222.89** | **36.09** | **279.30** | **8.61** |
| **OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION, EXCEPTIONAL ITEM AND MINORITY INTERESTS** | **663.81** | **489.27** | **35.67** | **666.71** | **(0.43)** |
| Interest | - | - | - | - | - |
| Depreciation and amortization | 80.10 | 52.53 | 52.48 | 99.81 | (19.75) |
| **OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION, BEFORE EXCEPTIONAL ITEM AND MINORITY INTERESTS** | **583.71** | **436.74** | **33.65** | **566.90** | **2.97** |
| Other income | 28.58 | 15.70 | 82.04 | 32.29 | (11.49) |
| Provision for investments | 0.06 | (0.01) | - | 0.23 | (73.91) |
| **NET PROFIT BEFORE TAX, EXCEPTIONAL ITEM AND MINORITY INTERESTS** | **612.23** | **452.45** | **35.31** | **598.96** | **2.22** |
| Provision for taxation on the above | 80.16 | 64.11 | 25.04 | 85.48 | (6.22) |
| **NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEM AND MINORITY INTERESTS** | **532.07** | **388.34** | **37.01** | **513.48** | **3.62** |
| Exceptional Item – net of taxes | - | - | - | 45.19 | - |
| **NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM, BEFORE MINORITY INTERESTS** | **532.07** | **388.34** | **37.01** | **558.67** | **(4.76)** |
| Minority interests | 0.15 | - | - | 0.03 | 400.00 |
| **NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND MINORITY INTERESTS** | **531.92** | **388.34** | **36.97** | **558.64** | **(4.78)** |
| **EARNINGS PER SHARE*** | | | | | |
| (Equity shares, par value Rs. 5/- each) | | | | | |
| Before exceptional item | | | | | |
| Basic | 19.63 | 14.54 | 35.01 | 19.01 | 3.26 |
| Diluted | 19.08 | 14.29 | 33.52 | 18.44 | 3.47 |
| After exceptional item | | | | | |
| Basic | 19.63 | 14.54 | 35.01 | 20.68 | (5.08) |
| Diluted | 19.08 | 14.29 | 33.52 | 20.07 | (4.93) |

* adjusted for the 3:1 bonus issue of shares distributed on July 3, 2004

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Fact Sheet – Consolidated Financial data, First Quarter, 2005-06

Infosys®

| REVENUE BY GEOGRAPHICAL SEGMENT | Jun 30, 2005 | Mar 31, 2005 | Jun 30, 2004 | LTM Jun 30, 2005 | LTM Jun 30, 2004 |
|---|---|---|---|---|---|
| | % | % | % | % | % |
| North America | 63.6 | 63.9 | 65.2 | 64.8 | 68.8 |
| Europe | 23.9 | 23.3 | 22.2 | 22.7 | 20.5 |
| India | 2.4 | 2.0 | 1.6 | 2.1 | 1.3 |
| Rest of the world | 10.1 | 10.8 | 11.0 | 10.4 | 9.4 |
| **Total** | **100.0** | **100.0** | **100.0** | **100.0** | **100.0** |

| REVENUE BY SERVICE OFFERING | Jun 30, 2005 | Mar 31, 2005 | Jun 30, 2004 | LTM Jun 30, 2005 | LTM Jun 30, 2004 |
|---|---|---|---|---|---|
| | % | % | % | % | % |
| Development | 19.4 | 20.7 | 26.1 | 21.6 | 25.3 |
| Maintenance | 30.4 | 30.9 | 28.8 | 30.2 | 30.3 |
| Re-engineering | 5.1 | 6.5 | 5.8 | 6.0 | 5.9 |
| Package implementation | 15.2 | 15.3 | 15.0 | 15.3 | 14.8 |
| Consulting | 4.2 | 4.1 | 3.4 | 3.8 | 3.4 |
| Testing | 6.5 | 6.1 | 5.3 | 6.1 | 5.5 |
| Engineering services | 1.8 | 1.8 | 1.9 | 1.9 | 2.0 |
| Business process management | 3.8 | 3.2 | 2.1 | 3.1 | 1.8 |
| Other services | 8.9 | 8.0 | 9.2 | 8.4 | 8.5 |
| **Total services** | **95.3** | **96.6** | **97.6** | **96.4** | **97.5** |
| Products | 4.7 | 3.4 | 2.4 | 3.6 | 2.5 |
| **Total revenues** | **100.0** | **100.00** | **100.0** | **100.0** | **100.0** |

| REVENUE BY PROJECT TYPE * | Jun 30, 2005 | Mar 31, 2005 | Jun 30, 2004 | LTM Jun 30, 2005 | LTM Jun 30, 2004 |
|---|---|---|---|---|---|
| | % | % | % | % | % |
| Fixed Price | 28.6 | 29.4 | 29.7 | 29.7 | 32.2 |
| Time & Materials | 71.4 | 70.6 | 70.3 | 70.3 | 67.8 |
| **Total** | **100.0** | **100.0** | **100.0** | **100.0** | **100.0** |

"LTM" - Last Twelve Months
* Excluding products

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Fact Sheet – Consolidated Financial data, First Quarter, 2005-06

Infosys®

**REVENUE BY INDUSTRY**

| | Jun 30, 2005 | Mar 31, 2005 | Jun 30, 2004 | LTM Jun 30, 2005 | LTM Jun 30, 2004 |
|---|---|---|---|---|---|
| | % | % | % | % | % |
| Insurance, banking & financial | 36.3 | 33.8 | 34.0 | 35.1 | 35.7 |
| *Insurance* | *8.4* | *8.8* | *9.6* | *9.1* | *11.7* |
| *Banking & financial services* | *27.9* | *25.0* | *24.4* | *26.0* | *24.0* |
| Manufacturing | 13.3 | 14.0 | 15.0 | 14.0 | 14.7 |
| Retail | 9.6 | 9.1 | 11.4 | 9.4 | 11.6 |
| Telecom | 17.2 | 19.4 | 17.9 | 18.3 | 17.3 |
| Energy & Utilities | 3.7 | 3.2 | 2.9 | 3.4 | 2.8 |
| Transportation & logistics | 7.0 | 8.1 | 7.6 | 7.4 | 7.3 |
| Services | 9.4 | 9.1 | 6.1 | 8.8 | 5.7 |
| Others | 3.5 | 3.3 | 5.1 | 3.6 | 4.9 |
| **Total** | **100.0** | **100.0** | **100.0** | **100.0** | **100.0** |

**CLIENT DATA**

| | Quarter ended | | |
|---|---|---|---|
| | Jun 30, 2005 | Mar 31, 2005 | Jun 30, 2004 |
| Active Clients | 443 | 438 | 419 |
| Added during the quarter | 36 | 37 | 29 |
| Million dollar clients* | 172 | 166 | 141 |
| 5 million+ dollar clients* | 73 | 71 | 53 |
| 10 million+ dollar clients* | 43 | 42 | 27 |
| 20 million+ dollar clients* | 22 | 19 | 15 |
| 30 million+ dollar clients* | 14 | 11 | 8 |
| 40 million+ dollar clients* | 8 | 8 | 5 |
| 50 million+ dollar clients* | 5 | 5 | 3 |
| 60 million+ dollar clients* | 4 | 3 | - |
| 70 million+ dollar clients* | 3 | 1 | - |
| 80 million+ dollar clients* | 1 | 1 | - |
| 90 million+ dollar clients* | 1 | - | - |
| Clients accounting for >5% of revenue | 1 | 1 | 1 |
| Revenue – top client | 5.2% | 6.3% | 5.3% |
| Revenue – top 5 clients | 19.1% | 21.2% | 21.6% |
| Revenue – top 10 clients | 31.8% | 33.8% | 34.3% |
| Repeat business | 98.7% | 92.9% | 98.5% |
| Account receivables – LTM (in days) | 59 | 68 | 58 |

"LTM" - Last Twelve Months
* LTM Revenues

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Fact Sheet — Consolidated Financial data, First Quarter 2005-2006
EFFORT AND UTILIZATION Jun 30, 2005 Mar 31, 2005 Jun 30, 2004 Effort Onsite 26.3% 26.2% 29.4% Offshore 73.7% 73.8% 70.6% Revenue Onsite 47.9% 48.1% 51.9% Offshore 52.1% 51.9% 48.1% Utilization Including trainees 74.1% 73.2% 73.4% Excluding trainees 77.5% 76.6% 79.7%
PERSON MONTHS DATA Jun 30, 2005 Mar 31, 2005 Jun 30, 2004 Billed — Onsite 21,165 19,996 16,211 — Offshore 59,306 56,349 38,894 TOTAL 80,471 76,345 55,105 Non Billable 23,373 23,353 14,061 Trainee 4,683 4,565 5,901 Sales & Support 6,839 5,971 4,652 TOTAL 1.15.366 1.10.234 79,719
EMPLOYEE METRICS Jun 30, 2005 Mar 31, 2005 Jun 30, 2004 Total Employees 39,806 36,750 27,939 S/W professionals 37,146 34,417 26,028 Billable 34,611 32,274 23,767 Banking Product Group 1,328 1,240 685 Trainees 1,207 903 1,582 Sales & Support 2,660 2,333 1,911 Gross Addition 4,537 2,506 3,233 Net Addition 3,056 1,521 2,305 Lateral Employees 1,129 969 746 Attrition % (LTM)* 9.8% 9.7% 10.9% “LTM” — Last Twelve Months “ Excluding subsidiaries
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Fact Sheet:-Consolidated Financial data, First Quartew, 2005-06
INFRASTRUCTURE (as on June 30, 2005)** Completed Work in Progress Built-Up Area Built-Up Area (SqFt) No. of Seats (Sq FT) No. of Seats Land acquired during the Qtr (acres) Bangalore 23,48,836 14,465 9,47,000 5,900 — Pune 8,98,647 5,931 3,74,000 3,000 — Chennai 4,96,317 2,976 3,08,000 2,400 — Hyderabad 6,16,000 3,965 6,19,000 2,465 — Bhubaneshwar : 3,84,000 2,000 1,54,000 1,300 — Mangalore 1,98,000 1,400 — - — Mysore (including IlI)* 24,84,550 2,934 4,95,000 2,500 — Mohali 21,000 200 5,17,500 3,100 — Trivandrum 44,000 440 44,000 440 , Mauritius 28,000 400 — - — Total 75,19,350 34,711 34,58,500 21,105 .
* Infosys Leadership Institute ** Excluding subsidiaries
CONSOLIDATED IT SERVICES Jun 30, 2005 Mar 31, 2005 Jun 30, 2004 Effort — Services (Person Months) Onsite 20,997 19,963 16,118 Offshore 45,908 45,227 32,592 Total 66,905 65,190 48,710 Revenue — Services ($ million) Onsite 226.58 219.05 172.69 Offshore 209.14 206.73 146.85 Total 435.72 425.78 319.3d
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Fact Sheet- Consolidated Financial data, First Quarter 2005-06
Reconciliation of accounts as per Indian GAAP and US GAAP in Rs. Crore
Three months ended Three months ended June 30, 2004 June 30, 2005 Consolidated Net Profit as per Indian GAAP 388.34 531.92 Deferred Taxes on GAAP differences 6.39 — Loss on forward foreign exchange contracts (17.70) — Amortization of Intangibles (1.16) — Others — (1.04) Consolidated Net income as per US GAAP 375.87 530.88
Reasons for differences in net income as per Indian GAAP and US GAAP Loss on forward exchange contracts Until April 1, 2004, Indian GAAP required the premium/discount on forward contract to be recognized as income or expenditure over the life of the related contract. Under US GAAP, the same is marked-to-market as on the reporting date. The resultant gain / loss is recognized immediately in the income statement. Effective April 1, 2004, the company changed its accounting policy in India in line with the revised Accounting Standard 11 on forward contracts and hence the company has decided to account for the forward exchange contracts based on their designation as effective hedges’ or not effective Amortization of Intangibles US GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangible assets. Intangible assets are to be amortized over the estimated useful life. The amortization relates to that of an intangible asset identified in allocation of the purchase price of Expert Information Services Ply Limited, Australia. Deferred Taxes on GAAP differences The accounting treatments for forward exchange contracts and amortization of intangibles have a deferred tax impact.
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